UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)

Crownbutte Wind Power, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

228689105
(CUSIP Number)

Nacel Energy Corporation 600 17th Street, Suite 2800S Denver, Colorado 80202 Attn.: Mark Schaftlein, CEO (720) 204-1150
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 3, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Nacel Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION WYOMING.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,500,000
	8	SHARED VOTING POWER --
	9	SOLE DISPOSITIVE POWER 10,500,000
	10	SHARED DISPOSITIVE POWER --
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Crownbutte Wind Power, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 111 5th Avenue NE, Mandan, North Dakota 58554.  This Schedule is being filed to report a transaction that occurred on February 3, 2011.

Item 2.	Identity and Background.

(a)           This Schedule is being filed by Nacel Energy Corporation (“Nacel”).

(b)           The business address of Nacel is 600 17th Street, Suite 2800S, Denver, Colorado 80202.

(c)           The principal business engaged in by Nacel is as a development stage wind power generation company engaged in the business of developing wind power generations facilities from “green field” (or blank state) up to and including operation.

Set forth in Schedule 1 to this Statement, and incorporated herein by reference, is a list of the executive officers and directors of Nacel (collectively, the “Schedule 1 Persons”). With respect to each Schedule 1 Person, Schedule 1 contains the following information: (i) name; (ii) business address; (iii) present principal occupation or employment and the name and business address of each corporation or organization in which each such employment is conducted; and (iv) citizenship.

(d)           During the last five years, neither Nacel nor, to Nacel’s knowledge, any Schedule 1 Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither Nacel nor, to Nacel’s knowledge, any Schedule 1 Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Nacel is organized under the laws of the State of Wyoming.

Item 3.	Source and Amount of Funds or Other Consideration.

Nacel Energy Corporation (“Nacel”) purchased 6,500,000 shares and 4,000,000 shares (collectively, the “Purchased Shares”) from Timothy Simons (a member of the Board of Directors of the Issuer) and Dan Grofh (collectively, the “Sellers”), respectively, pursuant to the terms and conditions of that certain Restricted Stock Purchase Agreement dated as of January 14, 2011 (“Purchase Agreement”), by and among Nacel, the Sellers and the Issuer. The Purchased Shares were acquired in exchange for the issuance of 3,250,000 shares and 2,000,000 shares to Mr. Simons and Mr. Grogh, respectively, of the restricted common stock of Nacel. The closing of the Purchase Agreement occurred on February 3, 2011.

The Purchased Shares represent an aggregate of 30.3% of the issued and outstanding shares of capital stock of the Issuer as of the closing under the Purchase Agreement (based on 34,660,805 shares of Common Stock issued and outstanding as of November 19, 2010 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2010).

The foregoing descriptions of the Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the copy of the Restricted Stock Purchase Agreement filed as Exhibit 1 hereto.

Item 4.	Purpose of Transaction.

Nacel Energy Corporation (“Nacel”) acquired the Purchased Shares as described in Item 3 above for investment purposes and to acquire a significant equity position in the Issuer.

Pursuant to the terms of the Purchase Agreement as described in Item 3 above, Nacel has the right to designate two representatives to the Board of Directors (the “Board”) of the Issuer following the closing.  Effective as of February 3, 2011, (i) Ross D. Mushik and Terry Pilling resigned from their positions as directors of the Issuer and (ii) the Board elected Mark Schaftlein and Murray Fleming, being the two persons designated by Nacel, to serve as directors of the Issuer.  Timothy Simons continued to serve as a director of the Issuer. Also, effective as of February 3, 2011, (i) Timothy Simons resigned as the Chief Executive Officer and Chief Financial Officer of the Issuer, (ii) the Board appointed Mark Schaftlein (the Chief Executive Officer, Chief Financial Officer and a director of Nacel) to be the Chief Executive Officer and Chief Financial Officer of the Issuer, and (iii) the Board appointed Timothy Simons and Murray Fleming (director of Nacel) as the Chief Operating Officer and Secretary, respectively, of the Issuer.

Nacel may, from time to time, advance and/or loan funds for the use and benefit of the Issuer, which amounts might potentially result from time to time in conversion into additional shares of the Issuer’s common stock depending on numerous factors including, without limitation, its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, other opportunities available to Nacel, and general economic and stock market conditions. In addition, depending upon the factors referred to above, Nacel may dispose of all or a portion of its securities of the Issuer at any time.

Other than as described above in this Item 4, Nacel, in its capacity as shareholder, does not have any plans or proposals which relate to or result in:  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. However, Nacel may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)     As of February 3, 2011, Nacel Energy Corporation(“Nacel”) beneficially owned 10,500,000 shares, or 30.3%, of the Issuer’s Common Stock. According to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, there were 34,660,805 shares of Common Stock issued and outstanding as of November 19, 2010.

(c)           During the 60 days prior to this filing, neither Nacel nor, to the knowledge of Nacel, any Schedule 1 Person, has bought, sold or otherwise received any shares of the Issuer’s Common Stock in the past 60 days.

(d)           No person other than Nacel Energy Corporation is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Nacel or, the knowledge of Nacel, any Schedule 1 Person, and any other person in respect of any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Restricted Stock Purchase Agreement, dated on or about January 14, 2011, among Nacel Energy Corporation, Timothy H. Simons and Dan Gefroh, with Consent and Approval of Crownbutte Wind Power, Inc. .

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2011

NACEL ENERGY CORPORATION

By: /s/ Mark Schaftlein
Mark Schaftlein, Chief Executive Officer

SCHEDULE 1

Directors and Executive Officers of Nacel Energy Corporation

The name, residence or business address, present principal occupation or employment, citizenship and beneficial ownership of Issuer equity securities of the directors and executive officers of Nacel Energy Corporation are set forth below.

Name and Position with Nacel Energy Corporation	Residence or Business Address, and Citizenship	Principal Occupation or Employment, If Other Than As An Executive Officer of Nacel Energy Corporation	Beneficial Ownership of Parent Common Stock	Percent of Class (%)

Mark Schaftlein Director, Chief Executive Officer and Chief Financial Officer	600 17th Street., Suite 2800S Denver, CO 80202 Citizen of the United States	N/A	0	0

Murray Fleming Director	600 17th Street, Suite 2800S Denver, CO 80202 Citizen of the United States	N/A	0	0